
AGENIX


06013939

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

82-34639


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
2006
213
SECTION

SEC#~~82-5253~~

19 May 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 18 May 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

dw 6/2


AGENiX

18 May 2006

CHANGE IN SUBSTANTIAL SHAREHOLDING
FORM 603

Attached is a Notice of Initial Substantial Holder dated 16 May 2006.

Tony Finn
Joint Company Secretary

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company is focused on developing a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging agent, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme.

Agenix employs 90 staff and sells human and animal products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme AGENIX LTD

ACN/ARSN 009 213 754

1. Details of substantial holder (1)

Name PACIFIC SUPERANNUATION PTY LTD ATF THE PACIFIC SUPERANNUATION FUND

ACN/ARSN (if applicable) 109 172 938

The holder became a substantial holder on 11/5/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	10,791,794	10,791,794	5.076%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
PACIFIC SUPERANNUATION PTY LTD ATF THE PACIFIC SUPERANNUATION FUND	HOLDER	10,791,794 ORDINARY

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
PACIFIC SUPERANNUATION PTY LTD ATF THE PACIFIC SUPERANNUATION FUND	PACIFIC SUPERANNUATION PTY LTD	PACIFIC SUPERANNUATION PTY LTD ATF THE PACIFIC SUPERANNUATION FUND	10,791,794 ORDINARY

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
PACIFIC SUPERANNUATION PTY LTD ATF THE PACIFIC SUPERANNUATION FUND	1/7/2004 – 11/5/2006	$3,019,427		10,791,794 ORDINARY

ALSO REFER APPENDIX A

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
PACIFIC SUPERANNUATION PTY LTD	PO BOX 1495 CLAYTON SOUTH VIC 3169

Signature

print name Peter McNamara capacity DIRECTOR.

sign here date 16 / 5 / 2006.

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) *The voting shares of a company constitute one class unless divided into separate classes.*

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

APPENDIX A

Transactions from 11/1/2006 to 11/5/2006

Date	Company	Quantity	Consideration
11/01/2006	AGX	43,615	11,340
19/01/2006	AGX	141,235	37,427
20/01/2006	AGX	3,000	795
24/01/2006	AGX	794	254
25/01/2006	AGX	200,000	64,000
31/01/2006	AGX	20,000	5,900
3/02/2006	AGX	27,773	8,054
22/02/2006	AGX	14,000	4,430
23/02/2006	AGX	600,000	201,840
27/02/2006	AGX	5,000	1,650
28/02/2006	AGX	5,000	1,650
2/03/2006	AGX	300,000	94,500
3/03/2006	AGX	139,618	42,937
6/03/2006	AGX	1,219,374	324,100
14/03/2006	AGX	55,029	14,032
29/03/2006	AGX	2,500,000	550,000
26/04/2006	AGX	2,500,000	550,000
11/05/2006	AGX	681,000	133,951